CERTIFICATE OF SOLE SHAREHOLDER

     Merrill Lynch (Suisse) Investment Management S.A., the holder of 10,000 shares of beneficial interest, per value $0.10 per &here, of Merrill Lynch Consults International Portfolio, a Masachusetts business trust (the "Fund"). does hereby confirm to the Fund its representation that if purchased such shares for Investment purposes, with no present intentlon of redeeming or reselling any portion thereof, and does further agree that If It redeems any portion of such shares prior to the amortization of the Fund's organizational expenses, the proceeds thereof will be reduced by the proportionate amount of the ununamortized organizational expenses whlch the number of shares being redeemed bear& to the number of shares initially purchased.

                                        MERRILL LYNCH (SUISSE) INVESTMENT
                                        MANAGEMENT S.A.

                                        By /s/ MARK B. GOLDFUS

Dated: August 18, 1992